EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(in millions)
Earnings:
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$567	$1,089	$1,374	$1,347	$1,180
Add:
Dividends received from unconsolidated affiliates	81	89	81	104	80
Fixed charges	1,150	1,366	1,245	1,240	1,375
Amortization of capitalized interest	18	13	8	5	4
Less:
Interest capitalized	(24)	(30)	(31)	(11)	(4)
Preference security dividend	—	—	—	—	(25)
Total earnings	$1,792	$2,527	$2,677	$2,685	$2,610

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$1,106	$1,318	$1,196	$1,209	$1,324
Interest capitalized	24	30	31	11	4
Estimate of the interest component of rental expense	20	18	18	20	22
Preference security dividend	—	—	—	—	25
Total fixed charges	$1,150	$1,366	$1,245	$1,240	$1,375

Ratio of earnings to fixed charges	$1.6	$1.8	$2.2	$2.2	$1.9